UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
(Check: |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR
 One)

For Period Ended:      September 30, 2002
                 ----------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                ----------------------------

If the notification relates to a portion of the filing checked above, identify the Items) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     Integon Re (Barbados), Limited
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Full Name of Registrant

     N/A
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Former Name if Applicable

     One Financial Place, Collymore Rock
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Address of Principal Executive Office (Street and Number)

     St. Michael, Barbados
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report
|X|       on Form 10-K, Form 20-17,11-K or Form N-SAR, or portion thereof, will
 - be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Form 10-Q could not be filed because of the unavailability of one of the signatories. The subject Form 10-Q is being filed contemporaneously herewith.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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         Douglas N. Beck                               202-986-8250
    -------------------------                      ----------------------
              (Name)                                    (Telephone)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the quarter ended September 30, 2002 is $3,923 compared to $7,482 for the corresponding period of 2001. This decrease is primarily attributable to decreases in interest income resulting from reductions in the rate of interest earned on the Company's investments.

                         Integon Re (Barbados), Limited
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2002                      By: s/Ronald W. Jones
                                                --------------------------------
                                                Ronald W. Jones
                                                Vice President - Finance